Exhibit 21

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Formation
Winchester Capital, Inc.	Virginia

Trex Wood-Polymer Espana, S.L.	Spain

Winchester SP, Inc.	Delaware